Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2016

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. and its subsidiaries (“Cipher” or “the Company") for the period ended March 31, 2016. This document should be read in conjunction with the unaudited condensed interim consolidated financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar/searchedgar/companysearch.html.

The discussion and analysis within this MD&A are as of May 4, 2016.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada and U.S. securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our credit facilities; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form, under “Risk Factors” and elsewhere in our Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2015, and elsewhere in our filings with Canadian and U.S. securities regulators. Except as required by Canadian or U.S. securities laws, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Management’s Discussion & Analysis | 1

Change in presentation currency

Effective April 1, 2015, we changed our presentation currency from the Canadian dollar to the United States dollar. We believe that changing our presentation currency to U.S. dollars will result in more relevant and reliable information for our financial statement users, and will more accurately reflect the results of our operations. For the period ended March 31, 2015 and for all prior periods, we presented our financial statements in Canadian dollars. The comparative figures disclosed in our financial statements for the period ended March 31, 2016, and in this Management’s Discussion and Analysis, have been retrospectively changed to reflect the change in presentation currency to the U.S. dollar, as if the U.S. dollar had been used as the presentation currency for all prior periods. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Overview

Cipher (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company, with a robust and diversified portfolio of commercial and late-stage products. Cipher acquires first-in-class or best-in-class products and transformative compounds that fulfill high unmet medical needs. Our experienced management team has a proven track record of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners. Cipher is well-capitalized to drive sustained earnings growth by leveraging our proven clinical development capabilities and efficient commercial execution. With seven transactions announced in 2015 and significant regulatory progress, we are on pace to achieve our goal of expanding our Canadian dermatology franchise, building a U.S. commercial presence and ultimately, becoming the most customer-centric dermatology company in North America.

Growth Strategy

With a mandate to leverage Cipher’s existing core capabilities, infrastructure and existing product portfolio (led by a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the U.S. and Epuris® in Canada), in fiscal 2014 the Company implemented a three-pronged growth strategy, enabling its transformation from a royalty revenue company into a pure play dermatology company and significantly improving its long-term growth opportunities. The three components of the growth strategy are:

•	Building a larger dermatology franchise in Canada through a combination of in-licensing and acquisitions (acquisitions would be accretive within two years);

•	Acquiring and developing potentially transformative technology that can be commercialized efficiently in North America; and
•	Establishing a commercial operation in the U.S. through M&A and build a leading dermatology franchise in that country.

Cipher completed seven transactions in 2015, acquiring 15 dermatology products, the majority of which are either commercial or late-stage pre-commercial, significantly expanding its product portfolio. These acquisitions support all three components of Cipher’s growth strategy.

In January 2015, the Company announced the acquisition of seven pre-clinical compounds for the treatment of melanoma and other cancers from Melanovus Oncology, Inc. ("Melanovus"), including the related intellectual property from The Penn State Research Foundation. Also in January 2015, we announced that Cipher had acquired the commercial rights for the novel antibacterial compound Ozenoxacin for the treatment of impetigo. In March 2015, Cipher licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma (“Can-Fite”) for moderate to severe plaque psoriasis and rheumatoid arthritis.

In Q1 2015, Cipher acquired the worldwide rights to three products from Astion Pharma, a Denmark-based specialty pharmaceutical. We believe the three products, namely Dermadexin™, Pruridexin™, and ASF-1096, will strengthen Cipher’s dermatology product pipeline and, if approved, would present a sizable market opportunity.

In May 2015, we acquired the Canadian rights to Vaniqa® and Actikerall® from Almirall S.A, a Spanish pharmaceutical company.  Both products had already been approved by Health Canada. Cipher began marketing Vaniqa on the Canadian market in May 2015 and Actikerall was launched in February 2016.

In April 2015, we delivered on our strategic priority of establishing a U.S. commercial sales and marketing capabilities through the acquisition of Innocutis Holdings, LLC (“Innocutis”), a privately-held U.S. dermatology company. In addition to acquiring Innocutis’ nine branded dermatology products, led by Sitavig, a breakthrough treatment for cold sores launched in the U.S. in Q3 2014 with significant upside sales potential, Cipher plans to leverage the U.S. sales platform to launch its other products into the U.S. market. Cipher has developed and is implementing an aggressive sales and marketing program to reverse the business decline and to

2 | Cipher Pharmaceuticals Inc. 2016 First Quarter Report

accelerate the growth and maximize the potential sales of Sitavig and Nuvail in the U.S. In addition, in January 2016 we launched Bionect Foam in the U.S.

Looking ahead, we plan to continue on this growth trajectory as we focus on investing in the short-term to maximise the potential of our existing products, while at the same time, identifying opportunities to acquire additional late stage dermatology products to further strengthen our existing product portfolio. We will also continue to leverage our regulatory approvals in the U.S. and Canada to pursue licensing agreements in other markets, where economically viable.

Acquisition of Innocutis and Debt Facility

On April 13, 2015, Cipher announced its U.S. commercial entry through the acquisition of Innocutis. Consideration for the acquisition was $45.5 million. The agreement includes additional Innocutis management incentive payments of up to $3.0 million in cash over a three-year period based on the achievement of certain financial performance targets. The first component of the incentive program, related to achievement of an EBITDA target in 2015, was not achieved and as a result the maximum that could be paid out in the future is $2.0 million. No amounts have been accrued as at March 31, 2016.

In conjunction with the Innocutis acquisition, Cipher closed on a private offering of $100 million in aggregate principal amount of Senior Secured Notes due 2020 (the "Notes"), provided by investment funds managed by Athyrium Capital Management (together, "Athyrium"). The Company received an initial drawdown of $40 million, which was used to fund the majority of the purchase price for Innocutis. The remaining balance of the Notes will be made available to finance future acquisitions and is available to Cipher up until June 30, 2016. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless earlier repurchased. The Notes are interest-only and are secured by assets of the Company, subject to certain exceptions. The Notes have certain restrictive covenants, including quarterly consolidated net revenue, minimum cash balance and consolidated leverage ratio. The parties entered into an amendment resulting in a reduction in the consolidated net revenue covenant for Q1 2016 and accordingly, as at March 31, 2016 the Company is in compliance with all covenants.

In connection with the offering, Cipher issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at $9.22 (equal to the five-day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to US dollars) and expire seven years following issuance.

Commercial Products Update

Absorica®/ Epuris® (CIP-ISOTRETINOIN)

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne. CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”). The Company's marketing rights to this product include the Americas and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides more consistent absorption under fed and fasted conditions, as compared to existing isotretinoin products. Due to its high lipophilicity, oral absorption of isotretinoin is enhanced when given with a high-fat meal. CIP-ISOTRETINOIN is bioequivalent to Accutane® (isotretinoin) capsules when both drugs are taken with a high-fat meal. However, when both drugs are taken under fasted conditions, CIP-ISOTRETINOIN provides 83% greater absorption than Accutane (isotretinoin) capsules.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) a Sun Pharma Company, in Q4 2012 under the trade name Absorica. The product has performed well since launch, achieving 18.1% market share by December 2015, based on total isotretinoin prescriptions (source: IMS).

According to IMS, the U.S. isotretinoin market was over US$680 million in 2015, an increase of 8.1% over the prior year, with prescriptions growing by 8.6% on a year-over-year basis. Total isotretinoin prescriptions for Q1 2016 were 13.6% higher than the same period last year. Absorica prescriptions grew by 5.4% in Q1 2016 compared to Q1 2015 (source: IMS).

Absorica is currently protected by five issued patents which are listed in the FDA's Approved Drug Products List (Orange Book) which expire in September 2021. Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in 2008 with a second patent (Patent Number 8,367,102) issued in 2013. A third patent (Patent Number 8,952,064) was issued in February 2015 and the fourth and fifth patents (Patent Numbers 9,078,925 and 9,089,534) were issued in July 2015. The five patents are formulation-related patents describing the product ingredients. There is one additional new Absorica patent application pending with the U.S. Patent and Trademark Office.

In October 2015, the Company, along with Ranbaxy and Galephar, entered into a Settlement Agreement with Actavis Laboratories F1, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. ("Actavis") that dismissed the patent litigation suit.  As part of the

Management’s Discussion & Analysis | 3

Settlement Agreement, Cipher, Ranbaxy and Galephar entered into a non-exclusive license agreement with Actavis under which Actavis may begin selling its generic version of Absorica® in the U.S. on December 27, 2020 (approximately nine months prior to the expiration of the patents in September 2021) or earlier under certain circumstances.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris and Cipher launched the product in Canada in June 2013 with its own sales force. According to IMS, the Canadian market for isotretinoin in 2015 was CDN$17.5 million, an increase of 6.5% over 2014. Isotretinoin prescriptions in Canada for Q1 2016 increased by 5% compared to Q1 2015.

Epuris market share continues to grow in 2016 achieving a prescription market share of 20% in Q1 2016 (source: IMS) compared with 16.8% in Q1 2015. Epuris prescriptions grew by 23% in Q1 2016 over Q1 2015 and over 42% in Canadian dollar terms.

Core Dermatology Products

SITAVIG®

Sitavig, which was launched in July 2014, is a unique, timed-release, mucoadhesive buccal tablet containing 50 mg of acyclovir indicated for the treatment of herpes labialis (cold sores). Administration of a single Sitavig tablet enables the active ingredient to penetrate the surrounding tissues in significantly higher concentrations than is possible through systemic delivery. Sitavig is the only treatment for herpes labialis that is proven to increase the time between oral herpes outbreaks and decrease the number of oral herpes outbreaks.

While the prescription herpes labialis market is largely genericized, it is a sizable market opportunity for Cipher. If converted to branded Sitavig dollars, the available market opportunity is $5.9 billion.

Cipher is pursuing several strategies to capitalize on this market opportunity and increase market penetration of Sitavig. Sitavig currently has a 30% share of the topical branded anti-viral therapies prescribed by dermatologists.  Currently, 48% of the Sitavig TRxs come from Dermatology. Cipher is implementing an aggressive sales and marketing approach to enhance the Dermatology position. Historically, Cipher has only marketed to dermatologists, however, there is also a large non-dermatology component to the herpes labialis market. Cipher plans to broaden the potential of the product by expanding promotional efforts into other specialities and primary care, as well as using marketing, non-personal promotion and actively seeking partnerships to grow the non-dermatology market for Sitavig.  Total Sitavig prescriptions grew 30% in Q1 2016 versus Q1 2015 and net sales grew 66%.

NUVAIL®

Nuvail is a polymer solution (poly-ureaurethane) indicated for managing the signs and symptoms of nail dystrophy. The product is applied once-daily and dries with a clear matte finish.

The prescription nail dystrophy market is relatively small in the U.S. with $4.3 million in 2015 sales. Nuvail launched in June 2012 and in Q1 2016 maintains a 66% share of the nail dystrophy market. Nuvail net revenue was up over 39% in Q1 2016 over Q1 2015 and up 10% vs Q4 2015, despite the fact that prescriptions decreased by 4% in the same period, reflecting the continued impact of two new topical onychomycosis (“OM”) treatments which were launched in late 2014. OM and nail dystrophy are common comorbidities. It appears that the new OM treatments are competing with products indicated for nail dystrophy by only addressing the issue of fungus and not nail dystrophy. Cipher will focus on nail dystrophy which is often a pre-cursor to fungus infections. Nail dystrophy is seen in mycotic, psoriatic, and brittle nails.  It is estimated that 20% of adults in the U.S. have Brittle Nail Syndrome.

BIONECT®

Bionect is a topical hyaluronic acid (“HA”) indicated for the treatment of signs and symptoms of skin irritation. The topical hyaluronic market was approximately $2.8 million in 2015. Total prescriptions decreased by 25% in Q1 2016 compared to Q1 2015. Bionect maintained 97% topical HA market share in Q1 2016. Prescriptions declined by 6% in Q1 2016 versus Q4 2015. To enhance the brand positioning, a new formulation of the product, Bionect Foam, was launched in January 2016.

BeteflamTM Patch

In 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Beteflam Patch (previously named the Betesil Patch), a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis, from Institut Biochemique SA (“IBSA”). Based on feedback from Canadian dermatologists, the Beteflam Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows. The efficacy and safety of the product has been established in two successful

4 | Cipher Pharmaceuticals Inc. 2016 First Quarter Report

European Phase III trials and one successful Phase IV trial conducted by IBSA and it is currently marketed in several European countries. Beteflam was approved by Health Canada in December 2015 and launched in Canada in April 2016.

ActikerallTM

Actikerall™ (0.5% fluorouracil and 10% salicylic acid) is indicated for the topical treatment of slightly palpable and/or moderately thick hyperkeratotic actinic keratosis (Grade I/II) of the face, forehead, and balding scalp in immunocompetent adult patients. Actinic keratosis, also known as solar keratosis, is a skin condition caused by exposure to ultraviolet radiation. Cipher acquired Actikerall™ from Almirall S.A. in May 2015 and was launched in the Canadian market in February 2016.

VANIQATM

VANIQA is a prescription cream clinically proven to reduce the growth of unwanted facial hair in women. VANIQA cream is an enzyme inhibitor and works by blocking an enzyme necessary for hair to grow. The product was approved by Health Canada in May 2001. Cipher acquired Actikerall™ from Almirall S.A. in May 2015 and launched in the Canadian market in June 2015.

Other Royalty Products

Lipofen® (CIP-FENOFIBRATE)

Lipofen is a novel formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as "good cholesterol''. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. Lipofen was the first product from the Company’s pipeline to receive FDA approval. Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”).

According to IMS, the hyperlipidemia market in the U.S. exceeded $12.6 billion in 2015 and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. The market for existing fenofibrate formulations in the U.S. was $1.0 billion during 2015, down from $1.2 billion in the previous year.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force. In Q2 2014, Cipher and Kowa agreed to pre-emptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Prescriptions for Lipofen and the authorized generic were down 8% in Q1 2016 versus Q4 2015 reflecting reduced commercial effort by Kowa, however, the product continues to be a steady source of cash flow for Cipher.

ConZip® / Durela® (CIP-TRAMADOL ER)

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar. The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product received FDA approval in 2010. In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical Pharmaceuticals Inc. (“Vertical”), a U.S.-based specialty pharmaceutical company and the product was launched in the U.S. in September 2011 by under the trade name ConZip. According to IMS, the U.S. market in 2015 for extended release formulations of tramadol exceeded US$60 million which represents 1.7% of the total tramadol immediate-release and extended-release prescription market. An authorized generic version of the product was launched by Cipher in the U.S. market in July 2015 through Vertical. Combined prescriptions for ConZip and the authorized generic were up 35% in Q1 2016 vs Q1 2015.

Cipher received Health Canada approval for CIP-TRAMADOL ER in 2011 and completed a Canadian distribution and supply agreement with Medical Futures Inc. (“Medical Futures”). The product was launched in Canada in March 2012 under the trade name Durela. In June 2015, Medical Futures was acquired by Tribute Pharmaceuticals Canada Inc. (“Tribute”) which has increased their commercial effort on Durela and during the same month POZEN Inc. announced the acquisition of Tribute, which is now complete. Effective February 5, 2016, the new combined company is now named Aralez Pharmaceuticals Inc. According to IMS, the Canadian market for extended-release tramadol was approximately CDN$27 million in 2015, which was unchanged from 2014. Patents that expire in 2022 have been issued both in the U.S. and Canada for the product. Durela net sales were up 24% in Q1 2016 compared to Q1 2015.

Management’s Discussion & Analysis | 5

Pre-Commercial Products

Ozenoxacin

In Q1 2015, Cipher in-licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer International SA (“Ferrer”), a privately-held Spanish pharmaceutical company. During Q3 2015, Ferrer successfully completed the second Phase III clinical trial for Ozenoxacin. Cipher anticipates a regulatory submission to Health Canada by June 2016, with a launch in 2017, if approved. Cipher is not responsible for any future development costs, should any be required.

Dermadexin™, Pruridexin™ and ASF-1096

In Q1 2015, Cipher further strengthened its product pipeline by acquiring the worldwide rights to three products from Astion Pharma ("Astion"), a Denmark-based specialty pharmaceutical company. The three products are focused on inflammatory dermatological diseases: Dermadexin™, Pruridexin™, and ASF-1096. Dermadexin and Pruridexin target common, chronic conditions that are insufficiently addressed today. In Q3 2015, Cipher received an Acceptance Review Notification for its 510(k) submissions for both Dermadexin™ and Pruridexin™ to the FDA.  Cipher is responding to the FDAs request for more information and clarification. Pruridexin™ and Dermadexin™ were both submitted for review by Health Canada during Q3 2015. Subsequent to quarter end, Cipher received Health Canada approvals for SD Cream and AD Cream (also known as Dermadexin and Pruridexin). Both products were approved in Canada by the Natural and Non-Prescription Health Products Directorate. In addition European approval of Helioclin® Pruritus SD Cream (also known as Pruridexin) was received. Cipher has an orphan drug indication in the EU for ASF-1096, a product candidate that has promise as a treatment for a highly disfiguring rare disease, discoid lupus erythematosus, with no current cure. Cipher will pursue an efficient drug development program to support the approval of ASF-1096 in the North American and European markets.

CF101

In Q1 2015, Cipher in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite for moderate to severe plaque psoriasis and rheumatoid arthritis. CF101 recently completed a Phase II/III double-blind, placebo-controlled study, which was designed to test the efficacy of CF101 in patients with moderate to severe plaque psoriasis. Top-line results from the trial were published by Can-Fite at the end of March 2015. Interim results from this Phase II/III trial and final results from the prior Phase II trial in psoriasis were both positive showing that CF101 effectively improved disease symptoms. In addition, at the end of 2013, Can-Fite completed a Phase IIb study for CF101 for active rheumatoid arthritis (“RA”), and has now completed the study design for a Phase III program. Can-Fite plans to start enrolling patients into the Phase III RA program in the first half of 2016 and start the psoriasis Phase III program in the second half of 2016. The timeline to regulatory submissions to Health Canada will be determined by the successful completion of these registration clinical trial programs. Cipher is not responsible for any of these development costs.

Nanolipolee-007

In December 2014, Cipher acquired the assets of Melanovus, a Pennsylvania-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers, with world-wide rights. The lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-RAF resistant strains) in-vitro as well as in early in-vivo studies.  Cipher will pursue pre-clinical studies leading to Investigational New Drug status with the FDA, Health Canada and other health authorities.  The plan for the development of the remaining six topical and oral skin cancer compounds in the portfolio has not yet been established.

Out-Licensing Activities

Cipher continues to pursue marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America. In 2014, Cipher entered into a distribution and supply agreement with Laboratorios Andrómaco S.A. ("Andrómaco") under which Cipher granted Andrómaco the exclusive right to market, sell and distribute Cipher's isotretinoin capsules in Chile. With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. The registration process is completed for 10 mg and 30 mg strengths and once regulatory approval for all strengths (10 mg, 20 mg and 30 mg) is granted, it is expected that Cipher's product will be marketed, in the second half of 2016, under the brand name Lisacne-CIP, replacing Andrómaco's current isotretinoin product, Lisacne. Andrómaco is majority owned by Grünenthal GmbH, Germany. Under the terms of the agreement, Cipher achieved a modest regulatory milestone payment in Q3

6 | Cipher Pharmaceuticals Inc. 2016 First Quarter Report

2015 and is eligible for commercial milestone payments. Cipher will also supply finished product to Andrómaco and product manufacturing will be fulfilled by Cipher's partner, Galephar.

In 2014, Cipher entered into a definitive distribution and supply agreement with Ranbaxy Laboratories Limited (“Ranbaxy India”), a Sun Pharma Company, under which Cipher has granted them the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy India plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be the flagship product in Ranbaxy India’s dermatology franchise in Brazil, once it achieves regulatory approval. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding $50 million, and the market has been growing steadily. Under the terms of the agreement, Cipher has received an up-front payment and is eligible for additional pre-commercial milestone payments. Cipher will supply the finished product and product manufacturing will be done by Cipher's partner, Galephar. Ranbaxy India will be responsible for all regulatory-related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

In-Licensing Activities

The Company continues to pursue the acquisition or in-licensing of new late-stage to commercial-stage dermatology product candidates.

Review of Operating Results

Revenue (in thousands of U.S. dollars)

For the three month periods ended March 31,

	2016	2015	$ change in 2016	% change in 2016
Licensing revenue	5,948	6,745	(797)	(11.8)
Product revenue	3,147	655	2,492	380.5
Total revenue	9,095	7,400	1,695	22.9

Total revenue in Q1 2016 was $9.1 million compared to $7.4 million in Q1 2015, an increase of 23%. The increase in product revenue was primarily a result of the acquisition of Innocutis in Q2 2015. Product revenue from U.S. operations was $2.2 million in Q1 2016. Product revenue from Canadian products was $0.9 million compared to $0.7 million in Q1 2015. In local currency, the year-over-year growth in revenues was 60%. Licensing revenue was 12% lower in Q1 2016 compared to Q1 2015.

Licensing Revenue

Revenue for Absorica was $4.6 million in Q1 2016 compared to $5.1 million in Q1 2015. Delays in finished goods product shipments impacted performance during the quarter, but are expected to be timing issues only as product shipments are expected to increase in Q2 2016. Market share was estimated at 18% in March 2016 (Sources: Symphony, IMS, management estimates), compared to 19% in Q1 2015.

Revenue for Lipofen was $0.9 million in Q1 2016 compared to $1.2 million in Q1 2015. The product continues to perform adequately, despite the fact our partner, Kowa, has decreased their commercial efforts.

Revenue from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) was $0.5 million in Q1 2016, compared to $0.4 million in Q1 2015. Cipher’s partner, Vertical, launched an authorized generic version of the product in mid-2015.

Product Revenue

Product revenue growth in Q1 2016 compared to Q1 2015 was primarily driven by the products acquired with the acquisition of Innocutis, which was $2.2 million for the quarter. The increase was driven by Sitavig ($0.9 million), Nuvail ($0.7 million), Bionect ($0.4 million) and Inova ($0.1 million). Sitavig total prescriptions were up 35% in Q1 2016 compared to Q1 2015.

Canadian product revenue performance was driven by Epuris, with net sales of $0.8 million. Vaniqa (launched in May 2015) and Actikerall (launched in February 2016) made up the balance. In local currency, Canadian product revenue in Q1 2016 increased by 60% compared to Q1 2015.

Management’s Discussion & Analysis | 7

Research and DevelopmeNt Expense (in thousands of U.S. dollars)

For the three month periods ended March 31,

	2016	2015	$ change in 2016	% change in 2016
Research and development	296	359	(63)	(17.5)

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities. R&D expense in Q1 2016 was $0.3 million, compared to $0.4 million for the same period in 2015.

Selling and MARKETING Expense (in thousands of U.S. dollars)

For the three month periods ended March 31,

	2016	2015	$ change in 2016	% change in 2016
Selling and marketing	3,807	475	3,332	701.5

Selling and marketing expense in Q1 2016 was $3.8 million, compared to $0.5 million in Q1 2015. The increase is primarily attributable to the acquisition of Innocutis in April 2015. The reported expenses in Q1 2015 only included the Canadian sales force and related marketing activities.  The U.S. based sales and marketing expenses are mainly focused on driving the growth of Sitavig, Nuvail and Bionect through an internal sales force and enhanced marketing efforts.

General and Administrative Expense (“G&A”) (in thousands of U.S. dollars)

For the three month periods ended March 31,

	2016	2015	$ change in 2016	% change in 2016
General and administrative	3,697	2,803	894	31.9

General and administrative (“G&A”) expense in Q1 2016 was $3.7 million, compared to $2.8 million in Q1 2015. Expenses incurred by U.S. operations in Q1 2016 were $1.6 million. In Q1 2015 transaction related expenses were approximately $0.8 million.

Amortization of Intangible Assets (in thousands of U.S. dollars)

For the three month periods ended March 31,

	2016	2015	$ change in 2016	% change in 2016
Amortization of intangible assets	1,479	136	1,343	987.5

The increase in amortization expense is primarily a result of the amortization of the intangible assets acquired in the Innocutis acquisition, which totalled $1.3 million in Q1 2016.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

8 | Cipher Pharmaceuticals Inc. 2016 First Quarter Report

FINANCE COSTS (in thousands of U.S. dollars)

For the three month periods ended March 31,

	2016	2015	$ change in 2016	% change in 2016
Interest on senior secured notes	1,333	-	1,333	n.m.
Change in fair value of derivative financial instrument	82	-	82	n.m.
Interest Income	(37)	(135)	98	(72.6)
Total finance costs	1,378	(135)	1,513	n.m.

n.m. not meaningful

Finance costs include interest on senior secured notes net of the gain from the change in the fair value of warrants and interest expense earned on surplus cash balances. The prior period figures only include interest income as the debt under the senior secured notes of $40 million was drawn down in conjunction with the Innocutis acquisition in Q2 2015. The interest rate on the debt is 10.25%. Finance costs in Q1 2016 is comprised of interest on senior secured notes of $1.3 million, loss from the change in the fair value of the warrants in the amount of $0.1 million due to an increase in stock price during the quarter, net of interest income.

ADJUSTED EBITDA (in thousands of U.S. dollars)

For the three month periods ended March 31,

	2016	2015	$ change in 2016	% change in 2016
ADJUSTED EBITDA	(327)	3,973	(4,300)	(108.2)

EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest expense/income, income taxes, depreciation of property and equipment, amortization of intangible assets, non-cash share-based compensation, changes in fair value of derivative financial instruments and foreign exchange gains and losses from the translation of Canadian cash balances.

The Company considers Adjusted EBITDA as a key metric in assessing business performance and considers Adjusted EBITDA to be an important measure of operating performance and cash flow, providing useful information to investors.

The following is a summary of how EBITDA and Adjusted EBITDA are calculated (in thousands of U.S. dollars):

Management’s Discussion & Analysis | 9

For the three month periods ended March 31,

	2016	2015
Net income (loss)	(2,694)	2,503
Add back
Depreciation and amortization	1,515	139
Interest expense (income)	1,296	(135)
Income taxes	162	1,072
EBITDA	279	3,579
Change in fair value of derivative	82	-
Gain from the translation of Canadian cash balances	(1,441)	-
Share-based compensation	753	394
Adjusted EBITDA	(327)	3,973

The gain from translation of Canadian cash balances does not have a comparative amount because the functional currency of the Canadian entity at March 31, 2015 was Canadian dollars.

Adjusted EBITDA in Q1 2016 was $(0.3) million, a decrease of $4.3 million compared to Q1 2015. The reduction in Adjusted EBITDA for the period primarily reflects the operating losses incurred in the Company’s U.S. operations.

Income Taxes

Income tax expense is recognized based on domestic and international statutory income tax rates in the jurisdictions in which the Company operates. These rates are then adjusted to effective tax rates based on management's estimate of the weighted average annual income tax rate expected for the full year in each jurisdiction taking into account taxable income or loss in each jurisdiction and available utilization of deferred tax assets. Deferred tax assets are recognized to the extent that it is probable that the asset can be recovered. The income tax expense relates to a drawdown of the deferred tax asset of the Canadian operations. The income tax expense relates to a drawdown of the deferred tax assets related to the Canadian operations.

Earnings per Share

For the three month periods ended March 31,

	2016	2015	$ change in 2016	% change in 2016
Income (loss) - in thousands of U.S. dollars	(2,694)	2,503	(5,197)	n.m.
Basic earnings (loss) per share	(0.10)	0.10
Diluted earnings (loss) per share	(0.10)	0.09

n.m. not meaningful

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated taking into account dilutive instruments that are outstanding. For the three month period ended March 31, 2016, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and RSUs.

Net loss in Q1 2016 was ($2.7) million, or ($0.10) per basic share, compared to net income of $2.5 million, or $0.10 per basic share, in Q1 2015.

The weighted average number of shares outstanding for the period ended March 31, 2016 was 26,086,669 (2015 - 25,838,270). The dilutive weighted average number of shares outstanding for the period ended March 31, 2016 was 26,339,974 (2015 - 26,594,956).

10 | Cipher Pharmaceuticals Inc. 2016 First Quarter Report

Summary of Quarterly Results

Quarterly Statements of EARNINGS (LOSS) (in thousands of U.S. dollars, except per share amounts)

For the three month period ended March 31, 2016

Q1 2016
Licensing revenue	5,948
Product revenue	3,147
Cost of products sold	970
Research and development	296
Selling and marketing	3,807
General and administrative	3,697
Amortization of intangible assets	1,479
Interest on senior secured notes	1,333
Change in fair value of warrants	82
Interest income	(37)
Loss before income taxes	(2,532)
Income tax expense	162
Loss for the period	(2,694)
Basic earnings (loss) per share	(0.10)
Diluted earnings (loss) per share	(0.10)

For the year ended December 31, 2015

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	2015 Total
Licensing revenue	6,745	6,318	6,263	6,637	25,963
Product revenue	655	2,517	2,197	3,077	8,446
Cost of products sold	187	934	847	557	2,525
Research and development	359	509	509	766	2,143
Selling and marketing	475	2,413	2,595	3,328	8,811
General and administrative	2,803	3,478	5,347	4,966	16,594
Amortization of intangible assets	136	1,221	1,338	1,709	4,404
Interest on senior secured notes	-	968	1,543	1,313	3,824
Change in fair value of warrants	-	(392)	(2,116)	134	(2,374)
Interest income	(135)	(96)	(82)	(58)	(371)
Income (loss) before income taxes	3,575	(200)	(1,521)	(3,001)	(1,147)
Income tax expense (recovery)	1,072	358	695	(5,041)	(2,916)
Income (loss) for the period	2,503	(558)	(2,216)	2,040	1,769
Foreign currency translation adjustment	(4,688)	-	-	-	(4,688)
Income (loss) and comprehensive income (loss) for the period	(2,185)	(558)	(2,216)	2,040	(2,919)
Basic earnings (loss) per share	0.10	(0.02)	(0.09)	0.08	0.07
Diluted earnings (loss) per share (1)	0.09	(0.02)	(0.09)	0.08	0.07

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year.

Management’s Discussion & Analysis | 11

For the year ended December 31, 2014

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014 Total
Licensing revenue	6,833	7,553	6,152	6,818	27,356
Product revenue	308	457	470	633	1,868
Cost of product sold	91	137	124	158	510
Research and development	324	281	245	261	1,111
Selling and marketing	465	554	507	543	2,069
General and administrative	1,627	1,534	1,440	2,322	6,923
Amortization of intangible assets	172	173	174	167	686
Interest income	93	111	134	150	488
Income before income taxes	4,555	5,442	4,266	4,150	18,413
Income tax expense (recovery)	1,051	1,311	(3,682)	960	(360)
Income for the period	3,504	4,131	7,948	3,190	18,773
Other comprehensive income (loss)	(1,379)	1,488	(2,421)	(1,847)	(4,159)
Income and other comprehensive income	2,125	5,619	5,527	1,343	14,614
Basic earnings per share (2)	0.14	0.16	0.31	0.12	0.74
Diluted earnings per share	0.13	0.16	0.30	0.12	0.71

(2) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

Liquidity and Capital Resources

As at March 31, 2016, the Company has cash and cash equivalents of $28.8 million, compared to $27.2 million as at December 31, 2015. During the quarter ended March 31, 2016 the Company generated net cash from operating activities of $1.4 million.

The balance of accounts receivable was $15.6 million at March 31, 2016, compared to $16.3 million as at December 31, 2015.

The balance of accounts payable and accrued liabilities was $13.7 million at March 31, 2016 compared to $13.4 million as at December 31, 2015. The balance of provisions was $5.5 million at March 31, 2016 compared to $4.4 million as at December 31, 2015. The changes in both of these balances reflects normal fluctuations in business operations and changes in certain programs and pricing for the period.

Deferred revenue primarily relates to amounts received in advance of recognition as revenue. The balance of $0.7 million at March 31, 2016 relates primarily to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN distribution and supply agreement, net of revenue recognized to date. The deferred revenue balance at December 31, 2015 was $0.8 million and the decrease relates to revenue recognized during the period.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products.

As at March 31, 2016, there are no finance lease contractual obligations. The only significant operating lease contractual obligations are related to the Company’s office locations. The lease for the Company’s Canadian premises expires at the end of December 2018. The lease for the Company’s U.S. premises expires in January 2023.

12 | Cipher Pharmaceuticals Inc. 2016 First Quarter Report

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At March 31, 2016, the Company had 26,161,662 common shares issued and outstanding. Subsequent to quarter-end, 6,069 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 26,167,731 as of the date of this MD&A.

A total of 503,457 stock options were granted during Q1 2016 with exercise prices of $4.93, $4.65 and CDN$6.79.

Share-based compensation expense in Q1 2016 was $0.8 million, compared to $0.4 million in Q1 2015. The Company’s long term incentive programs were extended to the new employees who joined following the Innocutis acquisition in Q2 2015.

Galephar Pharmaceutical Research Inc.

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various territories. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

Financial Instruments

At March 31, 2016, financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, other long term liability, senior secured notes and a derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statement of earnings (loss) and comprehensive income (loss) and is classified as Level 2 in the fair value hierarchy. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and other long-term liability are measured at amortized cost and their fair values approximate carrying values.

The senior secured notes are measured at amortized cost. At March 31, 2016, the fair value of the senior secured notes approximates their face value of $40.0 million. The fair value is based on cash flows discounted using a rate based on the borrowing rate.

The Company's financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

Risk Factors

Reference is made to the description of risk factors with respect to the Company and its business in the Company’s most recently filed Annual Information Form filed on SEDAR at www.sedar.com and in the corresponding Form 40-F, and to related information in other filings with Canadian and U.S. securities regulatory authorities.

Disclosure Controls and Procedures

There have been no changes in the Company’s internal control over financial reporting during the most recent interim period ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Effective April 13, 2015, the Company acquired 100% of the outstanding members’ interests of Innocutis. The results of Innocutis' operations have been included in the consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by Innocutis and integrate them with those of the Company. As a result, the Innocutis operations have been excluded in the Company’s assessment of disclosure controls and procedures and internal controls over financial reporting. The Company is in the process of integrating the Innocutis operations and

Management’s Discussion & Analysis | 13

will be expanding its disclosure controls and procedures and internal control over financial reporting compliance programs to include Innocutis.

As of the end of the period covered by this MD&A and the accompanying condensed interim consolidated financial statements, the Company’s management evaluated the design of its disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation and subject to the scope exclusion described above, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of condensed interim consolidated financial statements for external purposes in accordance with IFRS as at March 31, 2016.

14 | Cipher Pharmaceuticals Inc. 2016 First Quarter Report